

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 4, 2016

<u>Via E-mail</u>
John Fieldly
Chief Financial Officer
Celsius Holdings, Inc.
2424 North Federal Highway, Suite 208
Boca Raton, Florida 33431

   Re: Celsius Holdings, Inc.
      Form 10
      Filed July 22, 2016
      File No. 000-55663

Dear Mr. Fieldly:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Brigitte Lippmann (for)

            John Reynolds
            Assistant Director
            Office of Beverages, Apparel
            and Mining

cc: Dale Bergman, Esq.
   Gutierrez Bergman Boulris, PLLC